Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a Q&A provided by AMI Semiconductor Corporation on its internal website on February 29, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 26, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus has been mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the Registration Statement and the Joint

Proxy Statement/Prospectus and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Frequently Asked Questions

Question #281: added 08-Feb-2008 18:20 MST

Question:

Will there be merit increases and promotions this year? If so, when will employees know if they will be receiving an increase?

Answer:

Yes, we will plan merit increases and promotions just as we have in past years. The timing of merits and promotions will occur after the close, effective July 2008. These will reflect a combined (ON Semiconductor/AMI Semiconductor) set of planning guidelines. The ON Semiconductor practice is to complete planning and communicate increases to employees in March or April for an effective date of July 1.

Question #282: added 12-Feb-2008 04:55 MST

Question:

Will the Service Awards for second, third, and fourth quarters be acknowledged this year? By that time we will likely already be ON Semiconductor.

Answer:

ON Semiconductor does not do company-wide service award recognition, but recognizes seniority in the various sites and departments through a variety of different approaches, including publications, luncheons, certificates, etc.

Question #285: added 13-Feb-2008 11:43 MST

Question:

Have any AMIS employees in Pocatello been told yet that they will lose their jobs after ON

Semiconductor takes over?

Answer:

Yes — The S-4 filed with the Securities and Exchange Commission notes that Christine King, Ted Tewksbury, Joe Passarello, Jon Stoner and Charlie Lesko have will not be employees of the new company if and when the acquisition concludes. Chris will be a member of ON Semiconductor’s Board of Directors.

There are no plans to publicize names of other employees, if and when they are notified.

Question #283: added 12-Feb-2008 19:23 MST

Question:

What were some of the observations made by representatives of ON Semiconductor during Tuesday’s (February 12th) visit and some of their ideas that might impact Fab 9 and Fab10?

Answer:

At the end of ON Semiconductor’s February 12th visit, ON Semiconductor’s representatives were generally impressed with AMI’s Fab 9 and Fab 10. As expected, they identified areas of synergies that can help achieve cost reductions. They also feel that additional savings—through review of purchasing practices, benchmarking best-practices, spare part second sourcing, and other areas—can help to make the Pocatello site more profitable.

Question #284: added 12-Feb-2008 19:27 MST

Question:

I understand that ON Semiconductor wants to get to the point of seeing what AMI has to offer, but there are some rumors that are going around of ON’s representatives coming to AMI on Tuesday (February 12th) and neglecting the welcome that was arranged for them, indicating this may not be as friendly of a transaction as was revealed to the employees. Is this true?

Answer:

ON Semiconductor representatives did come to Pocatello on Tuesday, February 12th to take a look at AMI’s fabs and our Packaging and Assembly group roadmaps and practices. They were met by AMI management exactly as arranged and the meetings went well.

Question #286: added 14-Feb-2008 17:39 MST

Question:

How will we transition from our current (exempt) vacation system, where we receive all vacations days in the beginning of the year, to ON’s system where we will accrue vacation days over the year? Will the change take effect after the end of this year or will the vacation days already given to us be taken back and the vacation days available be calculated as if we had accrued vacation from the beginning of the year based on the number of vacation days per year at AMIS?

Answer:

ON Semiconductor has informed us that they intend to keep the AMIS system for FTO (Flexible Time Off) for 2008, and then transition to ON Semiconductor’s accrual system effective 2009. At that time, exempt employees will start with 0 hours accrued on January 1, 2009. ON Semiconductor will allow exempts to go negative on vacation hours during the transition period, so if someone has plans for first quarter vacation, pending manager approval, the vacation can be granted.

Question #290: added 15-Feb-2008 13:24 MST

Question:

Will there be an open enrollment for our insurance and retirement programs following the merger or will we have to wait until the next scheduled enrollment date?

Answer:

There will be no benefit plan changes for 2008 for existing AMIS employees going to ON Semiconductor as a result of the acquisition. The next open enrollment will be for 2009, with ON Semiconductor’s regularly scheduled open enrollment.

Question #295: added 18-Feb-2008 15:58 MST

Question:

How will seniority work in the new acquisition for former AMIS employee? Will people that have been here, say 20 years, be seen as a “new employee”?

Answer:

ON Semiconductor has informed us that they will recognize prior service to AMIS. This means that our adjusted service dates will transfer.

Question #294: added 18-Feb-2008 14:40 MST

Question:

Provided the stockholder votes pass on March 12, when will the deal close?

Answer:

Assuming the shareholders of each company approve the transaction on March 12, the acquisition is likely to be completed shortly thereafter.

Question #296: added 18-Feb-2008 17:46 MST

Question:

How does ON Semiconductor vacation and holiday compare to ours at AMIS? Do they work 24-7 including Christmas and what is their switch day?

Answer:

In general, vacation accruals and holiday schedules between the two companies are comparable. ON Semiconductor does manufacture on a 24-7 schedule. Other details and specifics of the ON Semiconductor vacation accruals and holiday schedules will be provided after close. Note that for 2008, AMIS employees going to ON Semiconductor as a result of the acquisition will remain on the current vacation and holiday system. As the operations of the company are integrated, a review of work schedules, shifts, year-end vacation planning, etc. will be done and policies will be developed to support the needs of the combined business.

As always, vacation and floating holidays are subject to manager approval in view of necessary work schedules and deliverables.

Question #289: added 15-Feb-2008 09:32 MST

Question:

The ONNN Debt/equity ratio is approximately 73. AMIS is approximately 0.6. How is it advantageous for AMIS stockholders to trade their stocks for ONNN stocks that have such an exorbitant debt attached?

Answer:

ON Semiconductor does have more debt than AMI; both in dollars and as compared to stockholders equity. However, the combined company will have significant scale and cash flow generation capability to service ON’s relatively low-cost debt (ON’s total debt as noted in their recent 10K filing was $1,159.4 million). This is illustrated by the combined company’s cash generation metrics for 2007 pro-forma free cash flow and EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization). The pro-forma combined free cash flow (defined as cash generated from operations less capital expenditures) of the two companies during 2007 was $213.9 million. In addition, the combined EBITDA for 2007 was $502.0 million. The combined company’s cash flow generation ability as measured by these two metrics is in-line with or better than AMI’s stand alone cash flow generation ability relative to the level of debt currently being serviced by AMI. Stockholders will have to decide for themselves whether it is advantageous for them to hold or trade their shares.

Question #297: added 19-Feb-2008 00:38 MST

Question:

Once the transition is closed, is there a possibility that some employees from AMIS Calamba will be assigned to ON Semiconductor in Carmona?

Answer:

Specific assignments within ON Semiconductor are being discussed and planned by management. Further information will be provided when it is available.

Question:

If an AMIS employee is over the limit for vacation accrual that ON Semiconductor allows, will the AMIS employee lose the excess vacation when ON Semiconductor assumes control?

Beginning 2009, we will transition to ON Semiconductor’s vacation policy. This means that any caps in place at ON Semiconductor will be in place for us on January 1, 2009. Accrual of vacation would stop until vacation had been used below the cap.

Question #299: added 19-Feb-2008 12:49 MST

Question:

What will happen if you have a loan on your 401K?

You will be allowed to continue to repay your 401(k) loan through payroll deductions, just as you have done at AMI.